

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Daliang Teng, Chief Executive Officer
China Shengda Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re: China Shengda Packaging Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed on November 5, 2010**
> **File No.: 333-168370**

Dear Mr. Teng:

　　We have reviewed your revised registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　We note your response to comment one of our letter dated October 25, 2010, and we reissue the comment. Please complete the missing disclosures and pricing information as soon as possible and provide us with sufficient time to review them prior to effectiveness.

Cover Page

2.　We note you now refer to the consolidated entity as China Shengda Packaging Group Inc. here and throughout the filing. The audit report and accounting consent from your independent registered public accounting firm still reference China Packaging Group Inc.

and Subsidiaries. Please provide an updated audit report and accounting consent reflecting your recent name change.

Selected Consolidated Financial Data, page 43

3. Please remove the 'unaudited' designation for fiscal years 2005 and 2006 within your chart of Selected Consolidated Financial Data. We believe your preceding introduction to the chart sufficiently indicates the source from which the 2005 and 2006 data is derived.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Recent Developments, page 45

4. Please reincorporate the previously disclosed discussion of your Reverse Merger and Private Placement under the Recent Developments heading. We believe such disclosure describes two significant events occurring in the current fiscal year which are fundamental to an investor's understanding of the Company, as outlined in your 'History and Corporate Structure' discussion at page 80. Further, you make reference to your now omitted disclosure at footnote one to your table of Selected Consolidated Financial Data.

Independent Registered Public Accounting Firm, page 46

5. We note that on November 1, 2010 your board of directors voted to engage PricewaterhouseCoopers Zhong Tian CPAs Limited Company ('PwC') as your independent registered public accounting firm for fiscal 2011, though PwC has not yet accepted such engagement. Please provide the disclosures set forth by Item 304 of Regulation S-K within your Form S-1 regarding the future termination of Bernstein & Pinchuk LLP ('B&P'). In addition, please file an Item 4.01 Form 8-K to provide these disclosures.

6. Please confirm to us you will amend your Item 4.01 Form 8-K to update your disclosures regarding change in accountants under Item 304 of Regulation S-K upon the termination of B&P and engagement of your new auditor.

Obligations Under Material Contracts, page 62

7. We note on page 63 you disclose several new commercial bill acceptance agreements dated July 17, 2010, July 23, 2010 and August 3, 2010. Please advise us whether these are material agreements that are required to be filed pursuant to Item 601 of Regulation S-K. We also note your table describes several commercial bill acceptance agreements are guaranteed by your affiliate the SD Group. Please revise your related party section on page 115 to provide the disclosures required by Item 404 of Regulation S-K for these agreements.

History and Corporate Structure, page 79

8. We note your response to comment five of our letter dated October 25, 2010, and we reissue it in part. Since Sha Chen, your former principal executive officer, is an affiliate of Essence Consulting, please revise your Transactions with Related Parties, Promoters and Certain Control Persons section starting on page 116 to include the transactions described on page 82. You may also briefly describe the transactions and cross-reference to page 82 for further details. Also, please identify the two finders that you describe on page 82.

Executive Compensation, page 112

9. We note your response to comment six of our letter dated October 25, 2010, and we reissue it in part. Please revise the last sentence of the second paragraph on page 112, as it indicates that employment agreements govern the salaries the executives are paid. We note your disclosure on page 115 that the employment agreements do not provide for annual salary amounts.

Part II

Exhibits

10. We note your response to comment 11 of our letter dated October 25, 2010, and we reissue it. Please file your remaining exhibits as soon as possible.

You may contact Brian McAllister at (202) 551-3341, David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Fax: (202) 663-8007